[Lucas Energy, Inc. Letterhead]

May 25, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall
Ms. Anuja A. Majmudar
Mr. Ethan Horowitz
Ms. Diane Fritz
Mr. John Hodgin

Re:	Lucas Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2016
File No. 001-32508

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 10, 2016 (the “SEC Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Lucas Energy, Inc. (the “Company”). Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 1 to the Proxy Statement (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Proxy Statement which was filed with the Commission on April 15, 2016.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Proxy Statement. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

General

1.	We note that with respect to proposals 1, 3, 4 and 5, you are seeking approval for the issuance of shares of common stock that exceed 19.99% of your outstanding common stock, including shares issuable upon conversion of a security or upon exercise of a warrant and for any dividends, interest or conversion premiums related to such security or warrant. For each proposal, please disclose the total number of common shares potentially issuable assuming the conversion of all securities, the exercise of all warrants and including any additional shares issuable as dividends, payment of interest or conversion premiums.

Securities and Exchange Commission

May 25, 2016

Response to Comment No. 1:

The Company notes the Staff’s Comment, and has amended the Proxy Statement to disclose an estimate of the total number of common shares potentially issuable in connection with each of proposals 1, 3, 4 and 5 as follows:

The total number of shares of common stock potentially issuable in connection with proposal 1 is approximately 18,608,521, which consists of approximately (i) 13,009,664 shares of common stock issuable to the Sellers, (ii) 3,942,857 shares of common stock issuable upon conversion in full of the Series B Preferred Stock issuable to the Sellers at the assumed initial conversion price per share of $3.50 and (iii) 1,656,000 shares of common stock issuable as dividends on the Series B Preferred Stock (assuming dividends are paid in shares of common stock, the Series B Preferred Stock is held for seven years, the dividend rate is 6% per annum, the conversion price is $3.50, there are no defaults, and dividends are not paid in kind with Series B Preferred Stock). If any of the foregoing assumptions change, additional shares of common stock will be issuable.

The total number of shares of common stock potentially issuable in connection with proposal 3 is approximately 5,000,000, which consists of approximately (i) 163,077 shares of common stock issuable upon conversion of the principal amount of the Debenture, (ii) 1,384,616 shares of common stock issuable upon exercise of the First Warrant, and (iii) 3,452,307 additional shares of common stock that the Company may issue, at its sole discretion in lieu of cash, as conversion premiums or in payment of interest on such Debenture and First Warrant, assuming the payment of interest on the Debenture and the payment of the conversion premiums on the First Warrant solely in shares of common stock, for a period of seven years, which is the maturity date of each of the securities. The number of additional shares of common stock that the Company may issue as conversion premiums or in payment of interest is dependent on the interest rate and conversion premium rate which can range from 0% to 24.95% depending on the Company’s underlying stock price at the time of conversion or maturity and assuming no triggering event has occurred. For purposes of the interest and conversion premium calculations in the preceding sentences, the Company assumed (i) the interest rate and conversion premium rate to be 16.0% per annum, and (ii) $1.63 to be 95% of the average of the lowest 5 individual daily volume weighted average prices during the 30 trading day period immediately prior to payment of the interest, dividends and conversion premiums, as applicable, not to exceed 100% of the lowest sales prices on the last day of such period, less $0.05 per share of common stock (the “VWAP Measurement”) with respect to the Debenture and First Warrant. If the VWAP Measurement is, in any case, an amount less than the amount assumed in the preceding sentences and/or the interest rate and conversion premium rate is, in any case, higher than the rate assumed in the preceding sentences, additional shares of common stock will be issuable.

Securities and Exchange Commission

May 25, 2016

The total number of shares of common stock potentially issuable in connection with proposal 4 is approximately 9,779,390, which consists of approximately (i) 1,618,462 shares of common stock issuable upon conversion of the Series C Preferred Stock, (ii) 1,111,112 shares of common stock issuable upon exercise of the Second Warrant, and (iii) 7,049,816 additional shares of common stock that the Company may issue, at its sole discretion in lieu of cash, as conversion premiums or in payment of interest or dividends on such Series C Preferred Stock and Second Warrant, assuming the payment of dividends on the Series C Preferred Stock and the payment of the conversion premiums on the Second Warrant solely in shares of common stock, for a period of seven years, which is the maturity date of each of the securities. The number of additional shares of common stock that the Company may issue as conversion premiums or in payment of dividends is dependent on the dividend rate and conversion premium rate which can range from 0% to 24.95% depending on the Company’s underlying stock price at the time of conversion or maturity and assuming no triggering event has occurred. For purposes of the dividend and conversion premium calculations in the preceding sentences, the Company assumed (i) the dividend rate and conversion premium rate to be 16.0% per annum, and (ii) $1.63 to be 95% of the average of the lowest 5 individual daily volume weighted average prices during the 30 trading day period immediately prior to payment of the interest, dividends and conversion premiums, as applicable, not to exceed 100% of the lowest sales prices on the last day of such period, less $0.05 per share of common stock (the “VWAP Measurement”) with respect to the Series C Preferred Stock and Second Warrant. If the VWAP Measurement is, in any case, an amount less than the amount assumed in the preceding sentences and/or the interest rate, dividend rate and conversion premium rate is, in any case, higher than the rate assumed in the preceding sentences, additional shares of common stock will be issuable. In the event the Company issues the remaining 4,473 shares of Series C Preferred Stock, approximately (i) 13,763,077 shares of common stock will be issuable upon conversion of the Series C Preferred Stock and (iii) 30,734,724 additional shares of common stock may be issued by the Company, at its sole discretion in lieu of cash, as conversion premiums or in payment of dividends on such Series C Preferred Stock, based on the same assumptions set forth in this paragraph.

The total number of shares of common stock potentially issuable in connection with proposal 5 is approximately 4,620,315, which consists of approximately (i) 3,497,436 shares of common stock issuable upon conversion of the various convertible notes issued or potentially to be issued, (ii) 913,033 shares of common stock issuable upon exercise of the various warrants issued or potentially to be issued, and (iii) 209,846 additional shares of common stock that the Company may issue in payment of interest on the various convertible notes, for a period of one year, which is the maturity date of each of the securities.

Please see pages 51, 84, 88 and 92 of the Amendment for this additional disclosure.

Securities and Exchange Commission

May 25, 2016

Proposal One, page 50

2.	Indicate whether the Acquisition is contingent upon the approval of any of the other proposals.

Response to Comment No. 2:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page 52 of the Amendment to disclose that the Acquisition also is contingent upon the approval of proposal 2.

Unaudited Pro Forma Financial Information

Note 1 – Basis of Pro Forma Presentation, page 70

3.	We note your disclosure that the outstanding shares held by your current stockholders will represent 11% of your outstanding shares of common stock after the closing of the acquisition. Please describe your basis for identifying the accounting acquirer. Your response should explain whether a single owner or organized group of owners will hold a significant interest in the combined entity. Refer to FASB ASC 805-10-55-12.

Response to Comment No. 3:

The Company examined all factors in its determination that the Company is the accounting acquirer in the asset acquisition transactions (the “Acquisition”), including all the requirements of ASC 805-10-55-11 through 55-15. Below is a summary of the Company’s analysis and conclusions:

Accounting guidance	Company’s conclusions
ASC 805-10-55-11 - In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.	The Company notes, however, that in addition to issuing stock to the Sellers, the Company is also paying the Sellers an aggregate of $4.975 million in cash and assuming $31.35 million of the Sellers’ debt in connection with the Acquisition, which supports the Company’s conclusion that it is the accounting acquirer.

Securities and Exchange Commission

May 25, 2016

Accounting guidance	Company’s conclusions
ASC 805-10-55-12(a) - The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.	There are 21 disparate and separate Sellers in the Acquisition and none of them are organized, act or operate as a group. Immediately after the Acquisition, one Seller will own approximately 28% of the voting rights in the combined entity and every other Seller will each own approximately 12% or less. On a fully-diluted basis after considering the issuance of all the securities pursuant to the PIPE transactions that the Company executed in April 2016, it is estimated that all such ownership will be diluted by approximately 50%. Thus, this supports the position that the Company is the accounting acquirer.
ASC 805-10-55-12(b) - The existence of a large non-controlling voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest non-controlling voting interest in the combined entity.	Although one Seller will own approximately 28% of the voting rights in the combined entity, there are four other Sellers each of whom will own approximately 8-12% of the voting rights in the combined entity, adding up to approximately 39% in the aggregate. As a result, the Company does not deem this factor to be conclusive as to the determination of the accounting acquirer.
ASC 805-10-55-12(c) - The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.	As set forth in the Acquisition agreement, immediately after the Acquisition, the board of directors (governing body) of the Company will consist of three board members from the Company and three board members nominated by the Sellers, provided that a sufficient number of the Sellers’ nominees satisfy the “independent director” definition of the NYSE MKT. Because the representation on the board of directors of the Company immediately after the Acquisition will consist equally of members of the Company and members nominated by the Sellers and, in all instances, a sufficient number of the Sellers’ nominees must satisfy the “independent director” definition of the NYSE MKT, the Company does not deem this factor conclusive to the determination of the accounting acquirer.

Securities and Exchange Commission

May 25, 2016

Accounting guidance	Company’s conclusions
ASC 805-10-55-12(d) - The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	Senior management of the combined company will be current Company employees. None of the Sellers will be employed by the Company. Therefore, this indicates that the Company is the accounting acquirer.
ASC 805-10-55-12(e) - The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.	Based on the trading price of shares of the Company’s common stock on December 30, 2015, the Acquisition consideration represented the value of the assets on December 30, 2015, the last trading day prior to the announcement of the execution of the Acquisition agreement. As a result, the Company does not deem this factor to be conclusive as to the determination of the accounting acquirer.
ASC 805-10-55-13 - The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	On an asset basis, the relative size of the Company is larger than any single Seller. Accordingly, based upon the relative size of the respective parties, the Company is deemed to be the larger entity and thus indicates it is the accounting acquirer.
ASC 805-10-55-14 - In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.	The Company initiated the Acquisition through discussions initiated by the Company with Segundo Resources LLC (which will receive cash consideration, but not stock consideration for its assets). Over the course of several months, the various other Sellers were identified and brought in to the discussions. The Company concluded that this indicates the Company is the accounting acquirer.

Securities and Exchange Commission

May 25, 2016

Accounting guidance	Company’s conclusions
ASC 805-10-55-15 - A new entity formed to effect the business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.	This consideration is not applicable as the Acquisition does not result in the formation of a new entity.

Overall Conclusion:

Based on the above factors, the Company concluded it is the accounting acquirer. The Company relied primarily upon the facts that none of the Sellers would have control on a fully-diluted basis, the Company is larger than any of the Sellers and the senior management of the Company will not change, to determine that the Company is the accounting acquirer pursuant to ASC paragraphs 805-10-55-11 through 55-15. Moreover, the NYSE MKT has determined that the Acquisition does not constitute a reverse acquisition, and the Company respectfully submits that such determination is further support that the Company is the accounting acquirer.

4.	Please revise to present pro forma reserve information and pro forma standardized measure of discounted future net cash flows information comparable to the disclosures required by FASB ASC 932-235-50. Refer to SAB Topic 2D.

Response to Comment No. 4:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 71-72 of the Amendment to provide the pro forma combined supplemental information on oil and gas producing activities.

Note 2 – Purchase Price Allocation, page 70

5.	Please revise to update the value of equity securities to be issued as part of the proposed transaction to use the most recent stock price at the time of filing.

Securities and Exchange Commission

May 25, 2016

Response to Comment No. 5:

The Company respectfully submits that using the most recent stock price at the time of filing the Proxy Statement could be misleading, and therefore has amended the Proxy Statement on page 73 of the Amendment to include a sensitivity analysis of values based on various hypothetical stock prices ranging from $1.65 to $5.00.

Reserves, page 71

6.	We note your disclosure of PV-10, which you have defined as estimated discounted future cash flow before tax expenses. Please revise to provide a reconciliation of this non-GAAP measure to the standardized measure of discounted future net cash flows, the nearest GAAP-basis measurement, for each period presented. Refer to Item 10(e) of Regulation S-K.

Response to Comment No. 6:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page 76 of the Amendment to include a table that reconciles the discounted future net cash flow (PV10) with the standardized measure of discounted future net cash flow for the nine months ended December 31, 2015 and the years ended March 31, 2015 and 2014.

7.	You provide disclosure of an aggregated estimate of proved plus probable or “2P” reserves. Because the categories of proved and probable reserves have different levels of certainty, it is the staff’s view that it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate. Please revise your disclosure to provide the individual estimates for each category as separate estimates, with the difference in certainty for each estimate fully explained. If you require further guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations regarding Oil and Gas Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/ oilandgas-interp.htm.

Response to Comment No. 7:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 75-76 of the Amendment.

Securities and Exchange Commission

May 25, 2016

8.	Your estimates of proved and probable reserves are provided as a single total figure. Please revise your disclosure to provide the net quantities by reserve category of developed and undeveloped reserves on a disaggregated basis.

Response to Comment No. 8:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 75-76 of the Amendment to disclose the net quantities by reserve category of developed and undeveloped reserves.

9.	It appears that you disclose your reserves based on an aggregation of the net quantities of crude oil and natural gas in terms of barrels of oil equivalent (“Boe”). Please expand your disclosure to provide the basis for determining the equivalent amounts (e.g., 6,000 cubic feet of natural gas per Boe).

The Company notes the Staff’s Comments, and has amended the Proxy Statement on page 75 of the Amendment to disclose that natural gas equivalents are determined using a ratio of 6 Mcf of natural gas to 1 Bbl of crude oil or NGLs based on 42 gallons to 1 Bbl of crude oil.

Ownership of Securities, page 107

Comment No. 10:

10.	We note your disclosure on page 20 that assuming the Acquisition closes, the sellers under the Asset Purchase Agreement will beneficially own approximately 91.3% of your outstanding shares of common stock. Provide tabular disclosure of the beneficial ownership of the company following the completion of all contemplated transactions that are the subject of proposals 1 through 5. Your disclosure should reflect all securities which may be converted within 60 days as required by Instruction 2 to Item 403 of Regulation S-K.

Response to Comment No. 10:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 111-115 of the Amendment.

Securities and Exchange Commission

May 25, 2016

Notes to the Statements of Revenues and Direct Operating Expenses of Oil and Gas Properties Acquired from Segundo Resources, LLC

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-6

11.	Your disclosure states that the net proved reserves and related standardized measure are based on reserve studies prepared in accordance with the guidelines established by the SEC. Please expand your disclosure to clarify, if true, that you have obtained a reserve report based on the existing economic conditions relating to each of these reporting dates (e.g., the prices and costs at which economic producibility for your reserves was determined pursuant to Rule 4-10(a)(22)(v) of Regulation S-X). If you have not obtained a reserve report, disclose the method of computation of net reserve quantities and associated figures for the standardized measure of discounted future net cash flows relating to the proved reserves.

Response to Comment No. 11:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page F-6 of the Amendment to discuss the following:

Proved reserves, including proved developed and proved undeveloped reserves, at December 31, 2015 were estimated by the independent petroleum consulting firm, Ralph E. Davis Associates, LLC. The proved reserves for the nine months ended December 31, 2015 and the years ended March 31, 2015 and 2014 were calculated using the actual production for the periods. The future cash flows presented below are based on cost rates and statutory income tax rates in existence as of the date of the projections and average prices based on a 12-month average of first of the month commodity prices for the nine months ended December 31, 2015 and the years ended March 31, 2015 and 2014.

* * *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Anthony C. Schnur at the Company at (713) 528-1881 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Securities and Exchange Commission

May 25, 2016

Thank you very much for your assistance in this matter.

Very truly yours,

LUCAS ENERGY, INC.

/s/ Anthony C. Schnur
Anthony C. Schnur
Chief Executive Officer

cc:	Parker Schweich, Esq.